Via Facsimile and U.S. Mail
Mail Stop 6010

June 8, 2007

J. Brian Palmer
Chief Accounting Officer
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053

Re: White Mountains Insurance Group, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 001-8993

Dear Mr. Palmer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief